August 2011
Pricing Supplement No. 1557
Registration Statement No. 333-155535
Dated August 25, 2011
Filed pursuant to Rule 424(b)(2)

JPMorgan Chase & Co.

INTEREST RATE STRUCTURED INVESTMENTS

Fixed to Floating Rate Notes due 2021

Based on 3-Month USD LIBOR

As further described below, with respect to the initial interest periods (which will be from August 30, 2011 through but excluding August 30, 2014), interest on the notes will be payable quarterly in arrears at a rate equal to 3.00% per annum. With respect to each interest period (other than the initial interest periods), interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 1.25%; provided that such interest rate will not be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 7.00% per annum. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS			
Issuer:	JPMorgan Chase & Co.		
Aggregate principal amount:	$5,500,000. May be increased prior to the original issue date but we are not required to do so.		
Issue price:	$1,000 per note (see "Commissions and Issue Price" below)		
Stated principal amount:	$1,000 per note		
Pricing date:	August 25 , 2011		
Original issue date:	August 30, 2011 (3 business days after the pricing date)		
Maturity date:	August 30, 2021		
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any		
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page "LIBOR01" (or any successor page) under the heading "3Mo" at approximately 11:00 a.m., London time, on the applicable interest reset date, as determined by the calculation agent. If on the applicable interest reset date, 3-Month USD LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate" in the accompanying product supplement no. 165-A-IV.		
Interest:	With respect to each interest period, for each $1,000 principal amount note, interest will accrue at the interest rate in accordance with the applicable day-count convention.		
Interest rate:	With respect to each initial interest period (which will be from August 30, 2011 through but excluding August 30, 2014), a rate equal to 3.00% per annum, and with respect to each interest period thereafter, a rate per annum equal to 3–Month USD LIBOR plus 1.25%, as determined on each applicable interest reset date, provided that such rate will not be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 7.00%.		
Minimum interest rate:	0.00% per annum for each interest period (other than an initial interest period)		
Maximum interest rate:	7.00% per annum for each interest period (other than an initial interest period)		
Initial interest rate:	3.00% per annum		
Initial interest periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first interest payment date and each successive period, until the interest period beginning on August 30, 2014, beginning on and including an interest payment date and ending on but excluding the subsequent interest payment date.		
Interest periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.		
Interest payment dates:	Interest will be payable quarterly in arrears on the 30th calendar day of each May, August and November and the last calendar day in February (each such date, an "interest payment date"), commencing November 30, 2011, to and including the maturity date. If an interest payment date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such interest payment date, as postponed, will accrue to but excluding such interest payment date, as postponed, and the next interest period, if applicable, will commence on such interest payment date, as postponed.		
Interest reset date:	After the initial interest periods, two London business days immediately prior to the beginning of the applicable interest period.		
Day-count convention:	90/360		
Redemption:	Not applicable		
Specified currency:	U.S. dollars		
CUSIP / ISIN:	48125XQ74 / US48125XQ742		
Book-entry or certificated note:	Book-entry		
London business day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.		
Business day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.		
Agent:	J.P. Morgan Securities LLC ("JPMS")		
Calculation agent:	JPMS		
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)		
Commissions and Issue Price:	**Price to Public**(1)	**Agent's Commissions**(2)	**Proceeds to Issuer**
Per Note	$1,000	$22.50	$977.50
Total	$5,500,000	$123,750	$5,376,250

(1) *The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-28 of the accompanying product supplement no. 165-A-IV.*

(2) *JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.*

Investing in the notes involves a number of risks. See "Risk Factors" on page PS-15 of the accompanying product supplement no. 165-A-IV and "Risk Factors" beginning on page 3 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. 165-A-IV, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product supplement no. 165-A-IV dated February 16, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. With respect to the initial interest periods (which will be from August 30, 2011 through but excluding August 30, 2014), interest on the notes will be payable quarterly in arrears at a rate equal to 3.00% per annum. With respect to each interest period (other than the initial interest periods), interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 1.25%; provided that such interest rate will not be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 7.00% per annum. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 2, 1996 through August 25, 2011. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as it appeared on Reuters page "LIBOR01" at approximately 11:00 a.m., London time on August 25, 2011 was 0.31900%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any interest reset date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive interest payments or a return of more than the principal amount of your notes plus the initial interest payments.



Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 3-Month USD LIBOR, and other events that are difficult to predict and beyond the issuer's control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product supplement 165-A-IV. You should carefully consider whether the notes are suited to your particular circumstances in connection you're your investment before you decide to purchase them.

▪ **After the initial interest periods the notes will pay an annual interest rate, which may be 0.00% per annum** — For the applicable initial interest periods your notes will pay an annual interest rate equal to 3.00%, and for the applicable interest periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.25%, as determined on the applicable interest reset date, subject to the maximum interest rate of 7.00% per annum and the minimum interest rate of 0.00% per annum.

▪ **Floating rate notes differ from fixed rate notes** — The rate of interest paid by us on the notes for each interest period after the initial interest periods will be equal to 3-Month USD LIBOR plus 1.25%, as determined on the applicable interest reset date and subject to the minimum interest rate and maximum interest rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the interest rate for any quarterly interest period be less than the minimum interest rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any interest period after the initial interest periods may be equal to the minimum interest rate of 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

▪ **After the initial interest periods, the interest rate on the notes is based on 3-Month USD LIBOR over which we have no substantive control**—3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the interest rate for an interest period other than an initial interest period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable interest rate used to calculate the interest for any interest period other than an initial interest period.

▪ **Credit risk of JPMorgan Chase & Co.**— The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪ **Potential conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British Banking Association in their daily determination of 3-Month USD LIBOR. JPMorgan Chase Bank, National Association's participation in this poll may affect 3-Month USD LIBOR.

▪ **Your maximum gain on the notes is limited by the maximum interest rate** — With respect to any interest reset date after the initial interest periods, if 3-Month USD LIBOR plus 1.25% is greater than the maximum interest rate of 7.00% per annum, for each $1,000 stated principal amount note, you will receive on the corresponding interest payment date an interest payment that will not exceed $70.00 per $1,000 stated principal amount note per annum prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 5.75%, your interest rate will be capped at 7.00% per annum.

Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

- **3-Month USD LIBOR will be affected by a number of factors** — The amount of interest payable on the notes after the initial interest periods will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:

  - changes in, perceptions about future 3-Month USD LIBOR levels;

  - general economic conditions in the United States;

  - prevailing interest rates; and

  - policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **3-Month USD LIBOR may be volatile** —3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

  - supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;

  - sentiment regarding underlying strength in the U.S. and global economies;

  - expectations regarding the level of price inflation;

  - sentiment regarding credit quality in the U.S. and global credit markets;

  - central bank policy regarding interest rates;

  - inflation and expectations concerning inflation; and

  - performance of capital markets.

  Decreases in 3-Month USD LIBOR could result in the corresponding interest rate decreasing to the minimum interest rate of 0.00% per annum and thus in the reduction of interest payable on the notes.

- **Certain built-in costs are likely to adversely affect the value of the notes prior to maturity** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission or discount and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **Lack of liquidity** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **Many economic and market factors will impact the value of the notes**— In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of 3-Month USD LIBOR;

  - the time to maturity of the notes;

  - interest and yield rates in the market generally, as well as the volatility of those rates;

  - a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-24 of the accompanying product supplement no. 165--A-IV.

Tax Considerations

The notes will be treated as "variable rate debt instruments" that provide for a single fixed rate followed by a qualified floating rate ("QFR") for U.S. federal tax purposes and will be issued with original issue discount ("OID")(as described below). Under applicable Treasury Regulations, solely for the purpose of determining any OID on the notes, the initial fixed rate is converted to a QFR (the "replaced QFR"). The replaced QFR must be such that the fair market value of the notes on the issue date is approximately the same as the fair market value of otherwise identical notes that provide for the replaced QFR (rather than the fixed rate) for the initial periods. We have determined that the replaced QFR is 3-Month USD LIBOR plus 2.327%. In determining any OID on the notes, the notes must then be converted into "equivalent" fixed rate debt instruments by substituting each QFR provided under the terms of the notes (including the replaced QFR) with a fixed rate equal to the value of the QFR on the issue date of the notes. Once the notes have been converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and "qualified stated interest" (as defined in "United States Federal Taxation — Tax Consequences to U.S. Holders — Original Issue Discount" in the accompanying prospectus supplement) are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument. Accordingly, qualified stated interest is the fixed rate equal to the value of 3-Month USD LIBOR on the issue date plus 1.25%, and the aggregate amount of OID for a note (assuming an issue price of $1,000) is $32.31. A U.S. Holder (as defined in "United States Federal Taxation — Tax Consequences to U.S. Holders" in the accompanying prospectus supplement) is required to include any qualified states interest in income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes and will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income. For each accrual period, appropriate adjustments will be made to the amount of any qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of qualified stated interest or OID accrued or paid on the notes during the accrual period. Both U.S. Holders and Non-U.S. Holders (as defined in "United States Federal Taxation — Tax Consequences to Non-U.S. Holders" in the accompanying prospectus supplement) should read the section of the accompanying prospectus supplement entitled "United States Federal Taxation."

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February 16, 2011.

This document, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated August 19, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-IV. We urge you to consult your investment, legal, tax, accounting and other advisers.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. 165-A-IV dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Validity of Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.